SCHEDULE 13D

Amendment No. 1
Dawson Production Services, Inc.
common stock
Cusip # 239423106


Cusip # 239423106
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	465,821
Item 8:	None
Item 9:	465,821
Item 10:	None
Item 11:	470,821
Item 13:	4.23%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.01 par value (the "Shares") of Dawson Production Services, Inc., a
Texas corporation (the "Company"). The principal executive offices of the Company are located at 901 N.E. Loop 410, Suite
700, San Antonio, TX 78209.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by one of the Funds and one of the Accounts.

	Belmont Capital Partners II, L.P. ("Belmont II") a Delaware limited partnership, directly owns 465,821 Shares of the common stock. Belmont II is managed by a corporate general partner which is a wholly-owned subsidiary of FMR.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Belmont I, Belmont II and Capital & Income previously held shares of common stock of WellTech, Inc., a Delaware corporation ("WellTech"). WellTech previously held Shares of the common stock and, pursuant to a distribution (the "Distribution") by WellTech to its stockholders of such Shares of the common stock, Belmont I, Belmont II and Capital & Income received, in the aggregate 812,760 Shares of the common stock.

	The Fidelity Fund purchased in the aggregate 5,000 Shares for cash in the amount of approximately $56,250, including brokerage commissions. The Fidelity Fund used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The Fidelity Fund received proceeds from 117,536 Shares sold which aggregated approximately $1,381,002. The attached Schedule B sets forth Shares sold since July 25, 1997.

	The Accounts of FMTC received proceeds from 229,403 Shares sold which aggregated approximately $4,285,968. The attached
Schedule B sets forth Shares sold since July 25, 1997.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares for purchase at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	FMR and FMTC, beneficially own all 470,821 Shares.

	(a)	FMR beneficially owns, through Fidelity, the managing
agent for the Funds, 5,000 Shares, or approximately 0.04% of the outstanding Shares of the Company. FMR beneficially owns, through FMTC , the managing agent for the Accounts, 465,821
Shares, or approximately 4.19% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR and FMTC, are 470,821 Shares, or approximately 4.23% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. FMR, through its control of FMTC, investment manager to the Account, and the Account each has sole dispositive power over 465,821 Shares and sole power to vote or to direct the voting of 465,821 Shares, and no power to vote or to direct the voting of the Shares owned by the Account.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	DDJ Capital Management, LLC or an affiliate of such Company ("DDJ"), provides investment advisory consulting services for FMTC's use in connection with FMTC's investment management of two Accounts. DDJ is not a direct or indirect subsidiary or affiliate of FMR Corp. or FMTC; DDJ has no shared or sole voting or dispositive power or any other investment discretion with respect to such securities or any other securities owned by Accounts managed by FMTC.

	In connection with the Distribution, Belmont I, Belmont II and Capital & Income succeeded to WellTech's rights under a Registration Rights Agreement dated as of November 1, 1995 among the Company, WellTech and certain other persons pursuant to which the Company is obligated to register under the Securities Act of 1933, as amended, the Shares of common stock held by Belmont I, Belmont II, Capital & Income and such other persons.

	Except as may otherwise be described herein, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	Inasmuch as FMR is no longer the beneficial owner of more than 5% of the number of shares outstanding, FMR has no further reporting obligation under Section 13(d) of the Securities Exchange Act of 1934 or the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	September 26, 1997	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Corp.
Chairman &
Mng. Director

J. Gary Burkhead	Director and Vice Chairman	President,
Fidelity Investments
		Institutional
Services
		Company, Inc.

James C. Curvey	Director, Vice Chairman,	Chief Operating
Officer, FMR
	Chief Operating Officer

William L. Byrnes	Director & Mng.	Vice Chairman, FIL
Director

Abigail P. Johnson	Director	Associate Director
and Senior Vice 		President - Fidelity
Management & 		Research Company

George A. Vanderheiden	Director	Senior
Vice President,
		Fidelity Management
& Research 			Company

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration, FMR
Corp.


Mark A. Peterson	Executive Vice President	President - Fidelity
Investments 			Technology &
Processing Group

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer, FMR Corp.



SCHEDULE B


Dawson Production Services, Inc.


One Account sold Shares of common stock since July 25, 1997, at the date and at the price set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.


	DATE	SHARES	PRICE

	9/17/97	25,000	$23.00
	9/18/97	57,500	22.97
	9/22/97	25,000	22.75
	9/23/97	35,000	22.88